Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

March 20, 2015

British Columbia Securities Commission	Yukon Securities Commission
701 West Georgia Street	2134 - 2nd Avenue
P.O. Box 10142, Pacific Centre	P.O. Box 2703
Vancouver, BC V7Y 1L2	Whitehorse, Yukon, Y1A 5H6

Alberta Securities Commission	TSX Venture Exchange
4th Floor, 300 - 5th Avenue S.W.	P.O. Box 11633
Calgary, Alberta T2P 3C4	#2700, 650 West Georgia St.
Vancouver, BC V6B 4N9

Re: Radius Gold Inc.

We refer to the information circular of Radius Gold Inc. (the "Company") dated March 20, 2015.

We consent to being named and to the use, in the above-mentioned information circular, of our report dated April 29, 2014 to the shareholders of the Company on the following financial statements:

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Statements of financial position as at December 31, 2013 and 2012;

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Statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

We also consent to being named and to the use, in the above-mentioned information circular, of our report dated April 26, 2013 to the shareholders of the Company on the following financial statements:

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Statements of financial position as at December 31, 2012 and 2011;

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Statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2012, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

We report that we have read the information circular and all information specifically included therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audits of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the information circular as these terms are described in the CPA Canada Handbook – Assurance.

Yours truly

(signed) “BDO CANADA LLP”

Chartered Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.